(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 001-15477

CUSIP NUMBER: 577767-10-6

For Period Ended: December 31, 2004
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction Sheet (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Maxwell Technologies, Inc.
Full Name of Registrant

Not Applicable
Former Name if Applicable

9244 Balboa Avenue
Address of Principal Executive Office (Street and Number)

San Diego, California 92123
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, or semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed).

The Registrant’s annual report on Form 10-K for the fiscal year ended December 31, 2004 could not be filed within the prescribed time period without unreasonable effort or expense. On March 14, 2005, the Registrant identified the need to make an adjustment to the financial results for the year ended December 31, 2002. The adjustment relates to certain stock-based compensation charges arising from the Registrant’s April 2002 repurchase of minority interests in and merger of the Registrant’s I-Bus/Phoenix, Inc. and Electronic Components Group subsidiaries into the Registrant. As a result of this review, on March 15, 2005, management, the Board of Directors of the Registrant, and the Audit Committee of the Board of Directors of the Registrant determined to restate the Registrant’s financial results for the year ended December 31, 2002. Although management does not anticipate that the restatement will materially affect its financial results for the years ended December 31, 2003 or December 31, 2004, the Registrant’s assessment of the impact of the restatement is ongoing. The Registrant is working diligently to complete the restated financial statements as expeditiously as possible. The Registrant anticipates that its annual report on Form 10-K will be filed no later than the fifteenth calendar day following its prescribed filing date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

David Russian	(858) 503-3300

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Net loss for the year ended December 31, 2004 is expected to increase by approximately 50% over the net loss incurred for the fiscal year ended December 31, 2003. The increased loss is primarily a result of the discontinuation of ultracapacitor sales for digital camera-based applications, reserves recorded against BOOSTCAP® inventories and for ultracapacitor orders accepted that were priced below production costs, and for costs incurred in compliance with Section 404 of the Sarbanes-Oxley Act of 2002.

Maxwell Technologies, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 17, 2005	By:	/s/ David Russian
David Russian Chief Financial Officer